Mail Stop 3030

December 19, 2008

Alexei Marko
Chief Executive Officer
Neovasc, Inc.
13700 Mayfield Place, Suite 2135
Richmond, British Columbia, Canada, V6V 2E4

>   **Re: Neovasc, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 20-F**
>   **Filed November 28, 2008**
>   **File No. 000-53363**

Dear Mr. Marko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm your understanding of prior comment 1.

2.   We note that you did not respond to our prior comment 2 and we reissue the comment. Consideration should be given on an ongoing basis to the updating requirements of Item 8.A.of Form 20-F. Note that since you filed a Form 6-K with September 30, 2008 interim financial information, your Form 20-F should be updated accordingly. Also, provide a currently dated consent from the independent public accountant in any amendments.

Summary of Financial Information, page 8

3.   We note the total gross profit of $437,924 on page 16 does not agree with the interim financial statements of Neovasc of $437,9**42** gross profit. Please reconcile.

Risk Factors, page 11

MEV is dependent on the supply of certain components…, page 20

4.   We note your response to prior comment 6. Please also revise to quantify the portion of your revenues are attributable to products for which the critical components are provided by sole-source component manufacturers, so readers are better able to evaluate this risk.

Item 6. Directors, Senior Management and Employees, page 90

A. Directors and Mangement, page 90

5.   We note your response to prior comment 16 and footnote (4) to the share ownership table on page 90. Please cite the legal authority on which you base your limiting the number of shares Dr. Hsiao is deemed to beneficially own pursuant to Rule 13d-3 of the Exchange Act.

B. Compensation, page 110
Options and Stock Appreciation Rights Granted…, page 101
Stock Share Ownership, page 112

6.   We note your response to comment 22; however, the Options and SARs Granted table on page 101 and the Options table on page 112 still reflect discrepancies in the option grants for Messrs. Marko and Clark in 2007. For instance, the Options and SARs Granted table on page 101 indicates that Mr. Marko was granted options to purchase 5,000 shares on January 31, 2007 at an exercise price of $3.80 and options to purchase 12,500 shares on October 1, 2007 at an exercise price of $2.80, whereas the table on page 112 indicates that Mr. Marko was granted options to purchase 2,500 shares on January 31, 2007 and 6,250 shares on October 1, 2007, both at an exercise price of $.20. Please reconcile your disclosure and revise the table(s) accordingly.

Item 7. Major Shareholders and Related Party Transactions, page 114

Major Shareholders, page 114

7.   We note your response to prior comment 23. Tell us where you have made the revision to the Major Shareholders table to identify the individuals who have or share voting or investment power over the shares held by the Peregrine Group.

Neovasc Inc. (Formerly Medical Ventures Corp.)

Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2008 and 2007

14. Subsequent Events, page 14

8.   Please revise to include interim financial statements of B-Balloon and Neovasc in accordance with Rule 3-05 (c) of Regulation S-X, or tell us why such financial statements are not required. Refer to the guidance in Item 8.A of Form 20-F.

9.   We note that you include a pro forma balance sheet as of December 31, 2007. The pro forma balance sheet should give the effect to the combination as of the date of the most recent balance sheet only. Accordingly, please revise the filing to remove the pro forma balance sheet as of December 31, 2007 and include the pro forma balance sheet as of the most recent interim period as required by Item 8 of Form 20-F. Revise the disclosure in Note 1 to the pro forma financial statement as appropriate.

10.   Please refer to prior comment 47. We note you included an "abbreviated" form of the reconciliation to U.S GAAP for B-Balloon Ltd. and Neovasc Medical Ltd. in Note 6. Please revise to include a quantified reconciliation to U.S GAAP in a manner consistent with Item 17.

Pro Forma Consolidated Statement of Operations, page 4

11.   Please refer to prior comment 46. Revise to disclose the number of shares used to compute the per share data on the face of the pro forma statement of operations.

12.   Please refer to prior comment 51. We note that you provided the pro forma statements of operations for the year ended December 31, 2007. Pro forma presentation should include the latest fiscal year and interim period. Please revise

to provide pro forma condensed statements of operations for the most recent interim date.

Note 3. Business Combinations, page 5

13.   Please refer to prior comment 49. We note from your response that no single owner or organized group of owners held a controlling interest in both B-Balloon and Neovasc Medical prior to the consummation of the merger. Yet, we note the disclosure on page 30 which states, "Neovasc and B-Balloon have some shareholders and directors in common, and the acquisition was not considered arm's length between Neovasc and B-Balloon." Please clarify what is meant by the phrase "not considered arm's length." Further support why you believe Neovasc and B-Balloon are not entities under common control. Finally, tell us the percentage ownership of B-Balloon and Neovasc Medical prior to the consummation of the merger.

Note 4. Pro Forma Transactions and Assumptions, page 7

14.   We note the fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.30. We also note that the value of the shares issued to acquire B-Balloon and Neovasc Medical was "adjusted to recognize the effects of price fluctuations and quantities traded during extraordinary trading activity immediately after the announcement." Please explain how your accounting compliances with paragraph 22 of SFAS 141. Reconcile the fair value used of $2.30 with the historical market price of Neovasc on the TSX Venture Exchange.

15.   Please reconcile the total amortization charge of $4,564,937 disclosed in Note 4a(iii) and 4b(ii) to the pro forma adjustment of $4,259,139 included in your pro forma balance sheet and statement of operations.

16.   Please reconcile the net proceeds of $8,225,004 disclosed in Note 4a(iv) to the pro forma adjustment of $8,231,088 included in your pro forma balance sheet.

Note 5. Translation of Financial Statement of B-Balloon and Neovasc from Canadian
Dollars to United States Dollars

(b) Translation of pro forma statements of operations

17.   The first column which includes historical B-Balloon Ltd in US$ does not
        reconcile to the audited financial statements presented in the document. Please
        reconcile.

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc: Karim Lalani, Esq.
        Lang Michener LLP